

Mail Stop 3720


September 29, 2010


Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **RE:** **Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-24525**

Dear Mr. Hannan:

We have reviewed your response letter dated September 24, 2010 and have the following comments. As noted in our comment letter dated May 12, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Acquisitions and Dispositions, page F-17

We have reviewed Exhibit A, which was your supplemental response to our comments and have the following questions:

1. You have noted that determination of station format and programming is the most significant aspect of the station; please tell us the actual programmer for the station based on the LMA agreement.
2. You have indicated that Clear Channel has to approve any format change requested by Cumulus, but it appears from the agreement that Clear Channel's consent could not be unreasonably delayed, conditioned or withheld. Please explain instances where Clear Channel can deny a format change requested by Cumulus, or if Clear Channel's approval

is merely procedural. If the latter is true, please assess how this affects your analysis of power.

3. Please clarify if Clear Channel can unilaterally change the format of the station if it believes that it is in its long-term interest (rather than just in the interest of its listener). Please clarify for us the power over format change granted to Clear Channel within the agreement and whether or not Clear Channel can unilaterally change the format without the consent of Cumulus. If it is the case that Clear Channel can change the format, please indicate any contractual remedies that Cumulus has to reject or protest the change.

4. Please also discuss the situations in which Clear Channel can remove Cumulus as the operator of the stations (i.e. if Cumulus disagrees with a format change etc), and any restrictions that it may have per the agreement. Also if Clear Channel does remove Cumulus as the operator, how does it affect the Put option? Does removal of Cumulus as an operator accelerate the exercise of the Put?

5. In your response you have indicated that Clear Channel has responsibility for "all maintenance and capital expenditures of the stations' broadcast assets". Please indicate if per the agreement Cumulus actually reimburses Clear Channel for these expenses incurred and if this is the case then what actual responsibility Clear Channel has for the maintenance of these assets and how this affects your analysis of power.

6. In your response you have indicated that Clear Channel owns the broadcast license and is therefore legally responsible for all content that is aired by the Green Bay stations under the LMA. Please indicate if Cumulus is obligated to indemnify Clear Channel in case of any FCC or any other fines that result from Cumulus' programming and how this affects your analysis of power.

7. In your response you have indicated that Clear Channel has employees at the Green Bay station. Please also tell us whether Cumulus reimburses Clear Channel for the compensation of these employees and, if so, how this affects your analysis of power.

8. The Local Programming and Marketing Agreement references a separate transaction related to two stations other than the Green Bay and Cincinnati stations that have been the subject of comment, and appears to provide for payments or other terms that are related to that other transaction. Please explain to us the role of that other transaction in the Asset Exchange and how it was contemplated in your derecognition assessment of the five Green Bay stations.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director